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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR


                For Period Ended:       June 30, 1995
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                ------------------------------



 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

     Freymiller Trucking, Inc.
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FULL NAME OF REGISTRANT


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FORMER NAME IF APPLICABLE

     8821 North Rockwell Avenue
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

     Oklahoma City, Oklahoma 73132
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 X        (a)  The reasons described in reasonable detail in Part III of this
---            form could not be eliminated without unreasonable effort or expense;
 X        (b)  The subject annual report, semi-annual report, transition report
---            on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
---       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

On April 20, 1995, Freymiller Trucking, Inc. (the "Company") filed a voluntary petition in the United States Bankruptcy Court for the Western District of Oklahoma seeking to reorganize under Chapter 11 of the Bankruptcy Code. The Company continues to operate its business as a debtor-in-possession under the Sections 1107 and 1108 of the Bankruptcy Code and is attempting to develop a plan of reorganization in connection with the bankruptcy proceedings. In connection with its reorganization efforts, the Company has downsized its operations by approximately 40%, including significant reductions in the number of its tractors and trailers and in its driver and non-driver employees. The Company's restructuring efforts and the disruptions normally associated with the modifications to the Company's operations described above have delayed the Company's internal financial review procedures and the compilation of the information necessary for the completion and filing of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

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                                                (ATTACH EXTRA SHEETS IF NEEDED)
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Richard E. Kuehn                  405                720-5905
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               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                        X  Yes          No
                                                       ---          ---
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        X  Yes          No
                                                       ---          ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company experienced a net loss during the second quarter of 1995 substantially in excess of the net loss reported by the Company for corresponding period of 1994. Among other factors, the Company's operating results were adversely affected by a lag in the reduction of costs behind the reduction of revenues as a result of the downsizing of its tractor and trailer fleet in connection with its reorganization efforts described elsewhere herein. While revenues were immediately impacted by the reduction in fleet size, extended commitments to vendors and employees delayed associated cost reductions.

     The Company's net operating results were also adversely affected by significant reorganization expense incurred during the quarter ended June 30, 1995. In connection with the Company's downsizing efforts, certain assets which have no value in ongoing operations were written off and various losses and costs were incurred as a direct result of the downsizing. These charges were classified as reorganization expense.

     The Company is in the process of determining, among other things, the nature and extent of certain reorganization expenses and cannot, for the reasons described elsewhere herein, reasonably estimate at this time the precise amount of the Company's net loss for the quarter ended June 30, 1995.

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                          Freymiller Trucking, Inc.
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                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:        August 14, 1995             By:  /s/  Richard E. Kuehn
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                                                   Richard E. Kuehn
                                               Executive Vice President-
                                              Finance and Chief Financial
                                              Officer (Principal Financial
                                                 and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall by typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                              A T T E N T I O N

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.